July 27, 2018

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Dr.
San Diego, California 92121

       Re: Envision Solar International, Inc.
           Form S-1 filed July 2, 2018
           File No. 333-226040

Dear Mr. Wheatley:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 2, 2018

General

1. Please provide all required disclosure, including exhibits and a description of the offered securities. See also Release 33-6714 Section II.A.7 regarding disclosure in the preliminary prospectus of information based on a bona fide estimate of the public offering price.
Listing on the Nasdaq Capital Market, page 8

2. We note your reference on the prospectus cover to OTC-QB and your disclosure on page
       8 that that this offering will occur only if Nasdaq approves the listing of your common stock and warrants on Nasdaq. Please include appropriate disclosure clarifying, if true,
 Desmond Wheatley
Envision Solar International, Inc.
July 27, 2018
Page 2
       that quotes on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.
Summary of the Offering, page 9

3. Please tell us whether you will issue the offered common stock and warrants separately, or whether those securities will be part of the units until a future date. If we fail to establish and maintain an effective system of internal control, page 21

4. Please expand the appropriate section of your prospectus to address how you "do not comply with certain provisions of the Sarbanes-Oxley Act" as you mention in the last sentence of this risk factor.
Security Ownership of Certain Beneficial Owners and Management, page 81

5. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.
Documents Incorporated by Reference, page 95

6. If you are eligible to incorporate documents by reference and elect to do so, please specifically incorporate all documents required by Form S-1 Item 12(a)(2). Also tell us the authority on which you rely to incorporate the document mentioned in the third bullet point, and, if you are relying on Item 12(b), why the last bullet point does not refer to all
       Exchange Act sections mentioned in the last sentence of Item 12(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.


FirstName LastNameDesmond Wheatley
                                                              Division of
Corporation Finance
Comapany NameEnvision Solar International, Inc.
                                                              Office of
Electronics and Machinery
July 27, 2018 Page 2
cc:       Mark Richardson
FirstName LastName